UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT

_______________________________

Ermenegildo Zegna N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands	001-41180	Not Applicable
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Viale Roma 99/100 13835 Valdilana loc. Trivero
Italy
Tel: +39 01575911

(Address of principal executive offices)

Gianluca Ambrogio Tagliabue
Tel: +39 01575911
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Ermenegildo Zegna N.V., a Dutch public limited liability company, together with its subsidiaries (“we”, “us”, “Zegna” or the “Zegna Group”), has filed this Form SD as required by Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c).

Tin, tantalum, tungsten, and gold (collectively, “3TG”) may be necessary to the functionality or production of our products, and a portion of those minerals may have originated from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (with the DRC, the “Covered Countries”). The information contained in this Form SD refers exclusively to the year ended December 31, 2022.

Item 1.01 Conflict Minerals Disclosure and Report

Overview

We are a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with Zegna and Thom Browne brands and the noble fabrics and fibers of our in-house. We design, manufacture, market and distribute luxury menswear, footwear, leather goods and other accessories (such as eyewear) under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Since April 28, 2023, we also operate TOM FORD FASHION business through a long-term license agreement with The Estée Lauder Companies Inc.

None of Zegna or its consolidated subsidiaries directly manufacture products with 3TG. However, we have determined that tin, tungsten and gold are necessary to the production of products that we contract to be manufactured. Therefore, in accordance with the Rule and Form SD, we undertook a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG originated in any Covered Countries or may have come from recycled or scrap sources.

Zegna Group is committed to conducting its business worldwide in compliance with applicable laws and it requires its business partners to comply with the Zegna Group’s Code of Ethics and Suppliers Code of Conduct. There are typically multiple levels of suppliers between our direct suppliers and the smelters and refiners that produce 3TG. Therefore, we rely on a small number of suppliers to assist us in conducting the RCOI for the 3TG contained in the products or components supplied to us.

Due to the complexity of our supply chain, we are dependent upon suppliers to provide the information necessary to correctly identify the smelters and refiners that produce 3TG contained in our products and take appropriate action to determine that these smelters and refiners source responsibly. We request our suppliers to maintain systems of control and transparency over their mineral supply chains and have communicated to our suppliers our obligation to comply with the Rule. Several of our suppliers have publicly committed to principles of responsible sourcing of minerals, including 3TG, including through the implementation of extensive supply chain responsibility programs.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted a RCOI for the reporting period from January 1, 2022 to December 31, 2022 to determine whether the 3TG necessary to the functionality or production of our products were sourced from Covered Countries or were from recycled or scrap sources.

We worked with our suppliers in order to determine whether the components we purchase from them contain 3TG. Our RCOI involved the following steps:

•We conducted a survey to identify which of our products contain 3TG (such as ready to wear, footwear, other accessories) and the suppliers of those products and/or components thereof (the “In-Scope Suppliers”).

•We requested each In-Scope Supplier to complete a questionnaire using the Conflict Minerals Reporting Template (“CMRT Questionnaire”) of the Responsible Minerals Initiative, which questionnaire requests the disclosure of information regarding inclusion of 3TG in the products supplied to us and the country of origin thereof. Each CMRT received was evaluated for consistency and completeness.

•We conducted follow-up inquiries with the In-Scope Suppliers who did not respond to our initial request or whose responses contained missing or partial information.

Out of twenty-two In-Scope Suppliers, twenty-one suppliers (representing 95% of the In-Scope Suppliers) confirmed that the conflict minerals present in the products supplied to us did not originate from Covered Countries or are from scrap or recycled sources; one In-Scope Supplier was unable to provide such confirmation.

Determination

Based on the foregoing RCOI, we determined that 3TG present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at www.zegnagroup.com/financials/sec-filings.The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2023	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
		Name:	Gianluca Ambrogio Tagliabue
		Title:	Chief Operating Officer and Chief Financial Officer